FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica brings CapEx forward	4

Press Release

16/01/2007

TELEFÓNICA BRINGS CAPEX FORWARD

TO MEET INCREASING DEMAND IN THE BROADBAND MARKET

  The significant growth in the ADSL and wireless telephony businesses has led the Company to increase CapEx in 2006 of just under €8 billion

  The increase in demand, as evidenced by higher than forecast growth in the customer base, traffic and services, has enabled the Company to raise its revenue growth guidance (from a range of 34%-37% to above 37%) for 2006
  Telefónica’s 2009 target for broadband accesses is between 5.6 and 6.1 million in the retail market in Spain alone, compared to the 3.4 million registered as of 30 September, 2006

Madrid, 16 January, 2007.- The speed with which broadband has been developing in Spain and Latin America and the mobile telephony coverage requirements of Europe and Latin America have led Telefónica to bring its planned CapEx forward in time, as part of its strategic focus on customers and their needs. Accordingly, Telefónica plans to end 2006 with CapEx (primarily investment in infrastructure) of just under €8 billion, an increase of over 50% on the previous year’s figure and above the CapEx forecast for 2007.

This additional CapEx corresponds primarily to greater investment in broadband networks in Spain and Latin America in response to the need to bring higher capacity and new services to households, triggered by higher than forecast customer and market growth.

In addition to the investment opportunity in fixed and wireless broadband, the reasons for bringing CapEx forward also lie with a faster roll out of third generation networks, mainly in Germany. In order to meet growing traffic and customer needs investments have also been made in second generation networks (GSM) in Latin America (mainly Brazil), which have in turn translated into higher than forecast revenues for 2006 for Telefónica Group.

At September 2006, Telefónica had 196 million customers worldwide, of which 138 million were mobile telephony customers and 7.3 million were retail broadband users, 45% more than in the same period the year earlier. Broadband accesses in Spain and Brazil are particularly noteworthy, standing at 3.4 million and 1.5 million, respectively. As for Latin America, the total number of broadband accesses amounted to 3.5 million.

In Spain alone, Telefónica aims to have between 5.6 and 6.1 million retail broadband users by 2009, compared to the 3.4 million registered as of 30 September, 2006. As part of the Telefónica Group’s commitment to the development of broadband access in its operating markets, it is worth highlighting the announcement of investment in both fixed broadband and wireless - in Spain alone - of €9 billion between 2006 and 2009.

TELEFÓNICA

RETAIL BROADBAND CONNECTIONS

At 30 September 2006	Millions	Yoy change, %
Total SPAIN	3.41	+ 42.3%
Total LATIN AMERICA	3.47	+ 43.3%
Total EUROPE	0.37	+103.8%
Total	7.2	+45%

In line with this commitment and as part of the company’s goal to remain leader in the digital era, the effort to provide an increasing number of value added services over broadband is noteworthy. At 30 September 2006, Telefónica de España had over 2.9 million operative services, of which ADSL Solutions stands out with over 328,967 units. Imagenio, another service that has underpinned the spread of broadband in Spain, has over 304,000 active customers.

The investment effort by Telefónica is equally the result of its leadership position in the overall telecommunications industry thanks to its large business and geographical scale, which in turn enables the company to leverage the growth opportunities provided by the sector. With its customer-centric focus, Telefónica is seeking to make its service offering tailored, easy to use and reliable.

One year ago, the Company announced a CapEx forecast of approximately €7.2 billion . The result of the acceleration of the investment plan is to raise this figure to an estimate of €7.700-7.750 billion2. Factoring in real exchange rates and the consolidation of the Colombia Telecom and Iberbanda businesses will bring the final total investment figure of just under €8 billion.

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DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from thos expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this document. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this document, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 16th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors